1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct

May 11, 2023

VIA EDGAR

Jeffrey A. Foor

Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Schroders Private Opportunities Fund (File Nos. 333-262271 and 811-23776) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Dear Messrs. Foor and Long:

This letter responds to the comments provided to Alexander C. Karampatsos during a telephonic discussion on March 30, 2023, in connection with Mr. Foor’s review of Pre-Effective Amendment No. 2 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) for Hartford Schroders Private Opportunities Fund (the “Fund”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 10, 2023. This letter also responds to the comments provided to Alexander C. Karampatsos by Mr. Long on April 3, 2023, relating to the Amendment. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund will file one or more pre-effective amendments to the Registration Statement, which will reflect the responses below. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

Registration Statement Comments – Jeffrey A. Foor

Comment 1.          On page 80, please make the following changes to the disclosure in the “Prior Performance of Related Accounts” section of the Prospectus.

While the accounts in the composite experience inflows and outflows of cash from clients, there can be no assurance that the monthly offering of the Fund’s shares and the Fund’s ~~program to generally~~ repurchases ~~its shares on a quarterly basis~~ (if any) will not adversely affect the Fund’s performance.

Response 1.          The Fund has incorporated this comment.

May 11, 2023 Page 2

Accounting Comments – Jeffrey Long

Comment 2.          Please include an updated statement of assets and liabilities and related notes (collectively, “financial statements”) in the next Registration Statement amendment pursuant to Instruction 3 to Item 24 of Form N-2.

Response 2.          The Fund confirms that it will replace the financial statements with updated audited financial statements in a pre-effective amendment.

Comment 3.          Please file an updated auditor consent.

Response 3.          The Fund confirms it will file an updated auditor consent.

Comment 4.          The Staff notes that there is no “Interest Payments on Borrowed Funds” line item in the fee table. Please confirm that the Fund is not expected to engage in leverage during its first year of operations.

Response 4.          The Fund confirms that it is not expected to engage in leverage during its first year of operations.

Comment 5.          Please supplementally inform the Staff what items are being excluded from Class SDR’s net expense ratio as reflected in the fee table.

Response 5.         Class SDR’s net expense ratio excludes 125 basis points of the management fee pursuant to the management fee waiver disclosed in footnote 4 to the fee table and 272 basis points of Other Expenses pursuant to the expense limitation agreement. The expense limitation agreement does not include Management Fees (after the fee waiver) and Acquired Fund Fees and Expenses listed in the fee table. The expense limitation agreement would also exclude sub-transfer agency fees payable by Hartford Administrative Services Company to the extent that such sub-transfer agency fees are a component of the transfer agency fee payable by the Fund to Hartford Administrative Services Company, interest expenses, and certain extraordinary expenses. As a result, Class SDR’s net expense ratio in the Amendment reflects 25 basis points of management fees, 75 basis points of Other Expenses, and 41 basis points of acquired fund fees and expenses. The Fund notes that it has revised its fee table in Pre-Effective Amendment No. 3. The revised fee table and expense examples are also included in Appendix A to this letter.

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Should you have any questions regarding this letter, please contact the undersigned at 202-261-3314.

May 11, 2023 Page 3

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:	Alice A. Pellegrino John V. O’Hanlon Alexander C. Karampatsos

May 11, 2023 Page 4

APPENDIX A

Fees and Expenses Table:

SHAREHOLDER TRANSACTION EXPENSES	Class A	Class I	Class SDR
Maximum Sales Charge (Load) Imposed on Purchases	3.50%	None	None
Maximum repurchase fee(1)	2.00%	2.00%	2.00%
Dividend reinvestment plan fees(2)	None	None	None

ANNUAL FUND EXPENSES(3)
(as a percentage of average net assets attributable to Shares (i.e., common shares))
Management Fee(4)	1.50%	1.50%	1.50%
Distribution and Service (12b-1) Fees	0.70%	None	None
Total Other Expenses(5)	2.38%	2.48%	2.23%
Acquired Fund Fees and Expenses(6)	0.41%	0.41%	0.41%
Total Annual Fund Operating Expenses	4.99%	4.39%	4.14%
Fee Waiver and/or Expense Reimbursement(4)(7)	2.73%	2.73%	2.73%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(7)	2.26%	1.66%	1.41%

(1)	A 2% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfers of Shares.”
(2)	The expenses of administering the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(3)	Assumes the Fund raises $100,000,000 in proceeds in the Fund’s first 12 months of operations, resulting in estimated average net assets of approximately $50,000,000.
(4)	The Adviser has contractually agreed to waive the Fund’s management fee in the amount of 1.25% for the first twelve months following the Fund’s commencement of operations.
(5)	Other expenses are estimated for the Fund’s current fiscal year and include accounting, legal and auditing fees of the Fund, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.
(6)	Represents estimated operating fees and expenses of the Investment Interests in which the Fund invests. Some or all of the Investment Interests in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Interests’ performance. The Investment Interests in which the Fund invests generally charge a management fee of 0% to 2% annually of committed or net invested capital, and approximately 0% to 20% of net profits as a carried interest allocation. In a given period, the management fee charged by the Investment Interests may be reduced in part by amounts received by the Investment Interests’ management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Interests’ management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Interests as if all portfolio companies were sold at fair values. The 0.41% shown as “Acquired Fund Fees and Expenses” is based on estimated amounts for the Fund’s first 12 months of operations and assumes average net assets of $50,000,000. Acquired Fund Fees and Expenses reflect operating expenses of the Investment Interests (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Interests) after refunds, excluding any performance-based fees or allocations paid by the Investment Interests that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Interests.
(7)	The Adviser has contractually agreed to reimburse expenses to limit total net operating expenses (excluding management fees, Rule 12b-1 distribution and service fees, sub-transfer agency fees payable by Hartford Administrative Services Company (“HASCO”) to the extent that such sub-transfer agency fees are a component of the transfer agency fee payable by the Fund to HASCO, acquired fund fees and expenses, interest expenses, and certain extraordinary expenses) to no more than 0.75% of the Fund’s average monthly net assets. This contractual arrangement will remain in effect at least until September 30, 2024 unless the Fund’s Board of Trustees approves its earlier termination.

May 11, 2023 Page 5

Expense Example:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A	$57	$156	$255	$503
Class I	$17	$108	$201	$437
Class SDR	$14	$101	$189	$416